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                       October 10, 2023

       David P. Boyle
       President and Chief Executive Officer
       Burke & Herbert Financial Services Corp.
       100 S. Fairfax Street
       Alexandria, VA 22314

                                                        Re: Burke & Herbert
Financial Services Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed October 2,
2023
                                                            File No. 333-274810

       Dear David P. Boyle:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Madeleine Joy Mateo at 202-551-3465, or Aisha Adegbuyi at 202-551-
       8754 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Finance
       cc:                                              Gregory F. Parisi, Esq.